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[LETTERHEAD OF ONYX SOFTWARE CORPORATION]





June 16, 2003


U.S. Securities and Exchange Commission
Corporation Division
450 Fifth Street, N.W.
Washington, DC  20549

Dear Sir or Madam:

After discussions with the Staff, I am writing to advise you that Onyx Software Corporation hereby amends the delaying amendment language on the cover of Onyx Software Corporation's Registration Statement on Form S-3 (No. 333-105769) to read as follows:

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

     Should you have any questions regarding this amendment please contact me at 425-519-4115 or Alan C. Smith at 206-839-4322.

Very truly yours,

/S/ PAUL B. DAUBER

Paul B. Dauber
Chief Legal Officer

ACS/ejw

cc:     Alan C. Smith